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18008046

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# ANNUAL AUDITED REPORT
# FORM X-17A-5 /A
# PART III

SEC Mail Processing

| SEC FILE NUMBER |
|---|
| 8-38369 |

AUG 10 2018

Washington, DC

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/17 AND ENDING 06/30/18
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eqis Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 4th Street, Suite 650
(No. and Street)

San Rafael (City) CA (State) 94901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY GETTENBERG (212) 668-8700
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BPM LLP
(Name – *if individual, state last, first, middle name*)

600 California Street, Suite 600 (Address) San Francisco (City) CA (State) 94108 (Zip Code)

Securities and Exchange Commission
Trading and Markets

AUG 10 2018

RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Joseph Hunter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eqis Securities, LLC, as of June 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KARLEN KOCHAROV
COMMISSION EXPIRES
NOTARY
PUBLIC
3-29-22
STATE OF WASHINGTON

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Eqis Securities, LLC

**Report on Audit of Financial Statements and Supplementary Information**

**For the fiscal year ended June 30, 2018**

**Contents**
For the fiscal year ended June 30, 2018

BPM

600 California Street, Suite 600, San Francisco, CA 94108
Phone (415) 421-5757 Fax (415) 288-6288 Email bpm@bpmcpa.com Web bpmcpa.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Member of Eqis Securities, LLC

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Eqis Securities, LLC (the "Company") as of June 30, 2018, the related statements of operations, changes in member's equity, and cash flows for the fiscal year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Eqis Securities, LLC as of June 30, 2018 and the results of its operations and its cash flows for the fiscal year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Supplemental Information

The supplemental information contained in Schedules I, II, and III have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BPM LLP

We have served as Eqis Securities, LLC's auditor since 2018.
San Francisco, California
August 1, 2018

**Eqis Securities, LLC**
**Statement of Financial Condition**
**June 30, 2018**

## Assets

| | | |
|---|---|---|
| **Assets:** | | |
| Cash | $ | 249,609 |
| **Total Assets** | $ | 249,609 |

## Liabilities and Member's Equity

| | | |
|---|---|---|
| **Liabilities:** | | |
| Accounts payable and accrued expenses | $ | 3,002 |
| Due to Member | | 19,300 |
| **Total Liabilities** | $ | 22,302 |
| **Member's Equity** | | 227,307 |
| **Total Liabilities and Member's Equity** | $ | 249,609 |

The accompanying notes are an integral part of these financial statements

**Eqis Securities, LLC**
**Statement of Operations**
**For the fiscal year ended June 30, 2018**

| | | |
|---|---|---|
| **Revenue:** | | |
| Interest income | $ | 1,094 |
| **Operating Expenses:** | | |
| Salaries and related costs | | 71,600 |
| Professional fees | | 36,720 |
| Rent expense | | 4,320 |
| Regulatory fees | | 3,652 |
| Other expenses | | 2,005 |
| **Total Operating Expenses** | | 118,297 |
| **Net loss** | $ | (117,203) |

The accompanying notes are an integral part of these financial statements

**Eqis Securities, LLC**

**Statement of Changes in Member's Equity**

**For the fiscal year ended June 30, 2018**

| | | |
|---|---|---|
| **Balance, July 1, 2017** | $ | 344,510 |
| Net Loss | | (117,203) |
| **Balance, June 30, 2018** | $ | 227,307 |

The accompanying notes are an integral part of these financial statements

**Eqis Securities, LLC**
**Statement of Cash Flows**
**For the fiscal year ended June 30, 2018**

| | |
|---|---|
| **Cash Flows from Operating Activities:** | |
| Net loss | $ (117,203) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | |
| Decrease in clearing deposits | 100,000 |
| Increase in due to member | 19,300 |
| Increase in accounts payable and accrued expenses | 3,002 |
| **Net Cash Provided by Operating Activities** | 5,099 |
| **Net Increase in Cash** | 5,099 |
| **Cash - Beginning of year** | 244,510 |
| **Cash - End of year** | $ 249,609 |

The accompanying notes are an integral part of these financial statements

**1. Organization and Nature of Business**

Eqis Securities, LLC (The "Company"), is a limited liability company incorporated under the laws of the state of Delaware since Februry 2017. The Company is an introducing broker dealer registered with the Securities and Exchange Commission ("SEC"), and therefore does not clear trades or carry customer accounts. The Company conducted no securities transactions during the fiscal year ended June 30, 2018, and maintains one office in San Rafael, California.

Eqis Holding, Inc. ("Eqis Holding"), the sole member of Eqis Securities, LLC, purchased Progressive Asset Management, Inc. (PAM) in 2017 for the purpose of procuring the broker dealer license held by PAM. Subsequently, the Company applied with FINRA on a Continuing Membership Application (CMA) to conduct broker dealer activity under the regulatory history and CRD number that was acquired from PAM. Effective November 1, 2017, the Company became a member of FINRA and received approval to begin conducting securities transactions as a broker dealer.

**2. Summary of Significant Accounting Policies**

**a) Basis of Presentation**
The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

**b) Cash and Cash Equivalents and Concentrations of Credit Risk**
The Company considers money market funds and all investments purchased with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents as of June 30, 2018.

**c) Revenue Recognition**
During the fiscal year ended June 30, 2018, there was no difference between cash and accrual basis revenues earned, as the Company had no customers and did not participate in any securities transactions during the year.

**d) Income Taxes**
The Company is a limited liability company and is not a tax paying entity for federal or state income tax purposes. Income of the Company is taxed to the member in its respective return. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Management is responsible for evaluating the Company's uncertain tax positions in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification 740, Income Taxes. The Company has evaluated its tax positions taken for all open tax years and has not identified any uncertain tax positions which would require disclosure in the financial statements. The Company was formed in 2017 and, therefore, the Company believes all of its returns are still subject to examination by the taxing authorities.

There were no tax related interest or penalties recognized in the Statement of Operations for the fiscal year ended June 30, 2018.

**e) Use of Estimates**
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

**3. Significant Concentrations**

The Company's interest income represented 100% of gross revenues, and was derived from a deposit held at Apex Clearing, the Company's original clearing agent. The amounts due to two vendors represented 100% of accounts payable as of June 30, 2018.

The Company's cash is held at one financial institution which is insured by the Federal Deposit Insurance Corporation and at times may exceed federally insured limits. The Company has not experienced losses in such accounts and believes it is not subject to any significant credit risk on cash

**4. Liquidity**

For the fiscal year ended June 30, 2018, the Company recorded a loss from operations of $117,203. At June 30, 2018, the Company had a net cash balance of $249,609. Monthly cash flows consist primarily of payments to our external financial consultant who manages our regulatory filings with FINRA, and payments to our parent company (and sole LLC member), pursuant to an expense and office sharing agreement. Those expenses totaled approximately twelve thousand dollars per month. Accordingly, management projects that all cash needs of the Company will be met beyond one year from the date of these financial statements with existing resources. Although the Company has not participated in any securities transactions, it is expected Eqis Holding will provide operational support in the near future.

**5. Expense Sharing Agreement**

The Company has an expense sharing agreement with Eqis Holding whereby wages and assoicated operating costs are paid by Eqis Holding and are pushed down monthly via an intercompany invoice. The total of these costs for the fiscal year ended June 30, 2018 was $77,200. The balance due from the Company to Eqis Holding as of June 30, 2018 was $19,300, which represents the last final two months of allocated expenses for the fiscal year.

**6. Net Capital Requirement**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As noted in Schedule 1 of Supplementary Information, at June 30, 2018, the Company had net capital of $227,307, which was $127,307 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 10%. The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

**7. Recently Issued Accounting Pronouncements**

In May 2014, the Financial Accounting Standards Board (the "FASB") issued ASU 2014-09, Revenue from Contracts with Customers, which requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The new guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. In March 2016, the FASB issued ASU 2016-08, Revenue Recognition - Principal versus Agent (reporting revenue gross versus net). Also, in April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers Identifying Performance Obligations and Licensing, and in May 2016 the FASB issued ASU 2016-12, Revenue Recognition – New Scope Improvements and Practical Expedients. These standards are effective for interim and annual periods beginning after December 15, 2017, and may be adopted earlier. The revenue standards are required to be adopted by taking either a full retrospective or a modified retrospective approach. Based on the Company's current operations, management does not believe that this will have a material impact on the financial statements.

**8. Subsequent Events**

The Company has evaluated subsequent events for recognition and disclosure through August 1, 2018, the date which these financial statements were issued. No material subsequent events have occurred through August 1, 2018 that would require recognition or disclosure in the financial statements.

**Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission**

| | | |
|---|---|---|
| **Total Member's Equity** | $ | 227,307 |
| Less non-allowable assets, prepaid expenses | | - |
| **Net Capital** | $ | 227,307 |
| **Minimum Net Capital Required (the greater of $100,000 or 6 2/3% of aggregate indebtedness)** | $ | 100,000 |
| **Capital in Excess of Minimum Requirements** | $ | 127,307 |
| **Ratio of Aggregate Indebtedness to Net Capital** | | 10% |

There were no material differences existing between the above computation and the computation included in the Company's corresponding unaudited amended Form X-17A-5 Part IIA Focus filing. Accordingly, no reconciliation is necessary.

**Schedule II**

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934. The Company had no obligation under SEC Rule 15c3-3.

**Schedule III**

**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934. The Company had no obligation under SEC Rule 15c3-3.

BPM

600 California Street, Suite 600, San Francisco, CA 94108
Phone (415) 421-5757 Fax (415) 288-6288 Email bpm@bpmcpa.com Web bpmcpa.com

## Review Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member
of Eqis Securities, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Eqis Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((2)(ii) (the "exemption provisions") and (2) the Company stated that Eqis Securities, LLC met the identified exemption provisions throughout the entire fiscal year ended June 30, 2018, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BPM LLP

BPM LLP
San Francisco, California
August 1, 2018

**Eqis Securities, LLC**

**Management Assertion on Exemption SEA Rule 15c3-3**
**For the fiscal year ended June 30, 2018**

Eqis Securities, LLC (the "Company") is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company asserts the following:

The Company may file an exemption report because the Company was exempt from SEC Rule 15c3-3(k) under provisions of paragraph (K)(2)(ii) thereunder throughout the entire fiscal year ended June 30, 2018.

Eqis Securities, LLC

I, JOSEPH HUNTER, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: PRES AND CEO

Date: 8/1/18

See Report of Independent Registered Public Accounting Firm

ACI
Accounting & Compliance International

SEC Mail Processing
AUG 10 2018
Washington, DC

**July 09, 2018**

Securities and Exchange Commission
Trading and Markets
AUG 10 2018
RECEIVED

**SEC Washington**
**Office of Filing & Information**
**100 F Street NE**
**Mailstop 8031**
**Washington, DC 20549**

**RE: June 30 2018 Amended Audited Financial Statement**

**To Whom It May Concern:**

**Enclosed are the 2018 *Amended* Audited Financial Statements that are required to be submitted to your office.**

**The statement enclosed is for the following firm:**

**Eqis Securities, LLC CRD No. 20633**

**Thank you!**


40 Wall Street, Suite 1704
New York, NY 10005
212.668.8700
**www.ACIsecure.com**